UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

RAPT Therapeutics, Inc.

(Name of Subject Company)

RAPT Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

75382E208

(CUSIP Number of Class of Securities)

Brian Wong

President and Chief Executive Officer

RAPT Therapeutics, Inc.

561 Eccles Avenue

South San Francisco, California 94080

(650) 489-9000

With copies to:

Jamie Leigh

Courtney M.W. Tygesson

Bill Roegge

Lindsey O’Crump

Cooley LLP

3 Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 693-2000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 2, 2026 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by RAPT Therapeutics, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Redrose Acquisition Co., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of GlaxoSmithKline LLC, a limited liability company organized under the laws of Delaware (“Parent”), which is an indirect wholly-owned subsidiary of GSK plc, a public limited company organized under the laws of England and Wales (“Ultimate Parent”), to purchase all of the issued and outstanding shares (the “Shares”) of the Company Common Stock in exchange for $58.00 per Share, net to the stockholder in cash, without interest (the “Offer Price”) and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 2, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement (the “Schedule TO”) filed jointly by Ultimate Parent, Parent and Purchaser with the SEC on February 2, 2026.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding a new section titled “Final Results of the Offer and Completion of the Merger” immediately before the section entitled “Item 8. Additional Information — Cautionary Note Regarding Forward-Looking Statements” on page 47 as follows:

“Final Results of the Offer and Completion of the Merger

The Offer and related withdrawal rights expired, as scheduled, at one minute past 11:59 P.M., Eastern Time, on March 2, 2026 (such date and time, the “Expiration Time”), and was not extended. Purchaser was advised by Citibank N.A., which is the depository and paying agent for the Offer, that, as of the Expiration Time, a total of 30,137,567 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 93.36% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Condition has been satisfied.

All conditions to the Offer having been satisfied, Purchaser accepted for payment, and will cause the Depository to pay, as promptly as practicable, for all Shares validly tendered and not validly withdrawn pursuant to the Offer.

The Company expects that on March 3, 2026, Parent will complete its acquisition of the Company through the Merger of Purchaser with and into the Company, without a vote of the Company’s stockholders and in accordance with Section 251(h) of the DGCL and the terms of, the Merger Agreement, with the Company continuing as the surviving corporation and becoming a direct wholly owned subsidiary of Parent.

Following the consummation of the Merger, the Shares will be delisted and will cease to trade on the Global Select Stock Market. Parent and Purchaser intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and suspend all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2026

RAPT Therapeutics, Inc.

By:	/s/ Brian Wong, M.D., Ph.D.
Name: Brian Wong, M.D., Ph.D.
Title: President and Chief Executive Officer

2